Exhibit 99.B(d)(6)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
MetLife Investment Management, LLC

As of September 15, 2017, as amended September 11, 2019
and April 15, 2024

Pursuant to Article 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Daily Income Trust

Ultra Short Duration Bond Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SEI Daily Income Trust Ultra Short Duration Bond Fund and the average daily value of the Assets of any other ultra short duration SEI mutual fund or account (each an “Ultra Short Duration Bond Fund”, collectively the “Ultra Short Duration Bond Funds”) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each Ultra Short Duration Bond Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the Ultra Short Duration Bond Funds managed by Sub-Adviser (as set forth below).

[REDACTED]

As of the effective date of this Schedule B the Ultra Short Duration Bond Funds are as follows:

•	SEI Daily Income Trust Ultra Short Duration Bond Fund; and

•	SEI Institutional Investments Trust Ultra Short Duration Bond Fund.

Agreed and Accepted:

SEI Investments Management Corporation		MetLife Investment Management, LLC

By:	/s/ James Smigiel	By:	/s/ Jude Driscoll

Name:	James Smigiel	Name:	Jude Driscoll

Title:	Chief Investment Officer	Title:	Authorized Signatory

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